June 17, 2008

To:	Kensington Financial Investments Ltd. (“KFIL”)
From:	Wingate Capital Ltd. (“WING”)

PARTIAL TERMINATION AND AMENDMENT AGREEMENT

1.	Partial Termination and Amendment of Credit Derivative Transactions.

We refer to (i) the credit derivative transaction (“Transaction 1”) between KFIL and WING related to the 12.5% notes of E*Trade Financial Corporation due November 30, 2017 governed by the Confirmation dated as of May 12, 2008 with a Scheduled Termination Date of May 13, 2014 (“Confirmation 1”), and (ii) the credit derivative transaction (“Transaction 2”) between KFIL and WING related to the 12.5% notes of E*Trade Financial Corporation due November 30, 2017 governed by the Confirmation dated as of May 12, 2008 with a Scheduled Termination Date of May 13, 2011 (“Confirmation 2”) (Confirmation 1 and Confirmation 2 together, the “Confirmations”, and Transaction 1 and Transaction 2 together, the “Transactions”). Capitalized terms used herein and not defined shall have the meanings ascribed in the Confirmations.

Pursuant to this Agreement, effective as of June 18, 2008 (the “Partial Termination Date”) (i) Transaction 1 is partially terminated (the “Transaction 1 Partial Termination”) and the Floating Rate Payer Calculation Amount specified in Confirmation 1 is reduced by USD 311,800,000 (the “Transaction 1 Terminated Notional”), (ii) the Floating Rate Payer Calculation Amount applicable to Transaction 1 specified in Confirmation 1 is amended to USD 913,200,000 (the “Amended Transaction 1 Notional”), (iii) the fee payable by WING to KFIL pursuant to Confirmation 1 upon the Optional Early Termination of Transaction 1 by WING as a result of a Change of Control Event is amended to USD 70,819,591.84, (iv) Transaction 2 is partially terminated (the “Transaction 2 Partial Termination”) and the Floating Rate Payer Calculation Amount specified in Confirmation 2 is reduced by USD 95,450,000 (the “Transaction 2 Terminated Notional”), (v) the Floating Rate Payer Calculation Amount applicable to Transaction 2 specified in Confirmation 2 is amended to USD 279,550,000 (the “Amended Transaction 2 Notional”), (vi) the fee payable by WING to KFIL pursuant to Confirmation 2 upon the Optional Early Termination of Transaction 2 by WING as a result of a Change of Control Event is amended to USD 18,636,666.67, and (vii) subsequent to the Partial Termination Date, (a) other than the payment of the Partial Termination Payment (as defined below), neither party shall have any further obligation to the other party under the Transactions in connection with the Transaction 1 Terminated Notional and Transaction 2 Terminated Notional, and (b) except as amended hereby, the Transactions shall continue in full force and effect in accordance with the terms specified in the Confirmations with respect to the Amended Transaction 1 Notional and Amended Transaction 2 Notional, and the Transactions are ratified and confirmed in all respects by each of KFIL and WING.

2.	Partial Termination Payment.

In consideration of the Transaction 1 Partial Termination and the Transaction 2 Partial Termination, WING agrees to pay USD 24,230,000 (the “Preliminary Termination Payment”) to KFIL for value on or before June 18, 2008 (the “Payment Date”). The Preliminary Termination Payment was calculated by the Calculation Agent utilizing a fair market value with respect to the Transactions as of the Partial Termination Date. The Preliminary Termination Payment shall be subject to adjustment as follows:

As soon as reasonably practicable following the Trade Date the Calculation Agent shall solicit a fairness opinion as to the Preliminary Termination Payment from an internationally recognized expert in the valuation of the Reference Obligation. The fairness opinion shall specify a range (the “Fairness Termination Payment Range”) within which the Preliminary Termination Payment must fall in order to be subject to such fairness opinion.

(a) If the Preliminary Termination Payment is within the Fairness Termination Payment Range, the Preliminary Termination Payment shall be the Partial Termination Payment.

(b) If the Preliminary Termination Payment is not within the Fairness termination Payment Range, the Calculation Agent shall adjust the Preliminary Termination Payment by an amount (which may be a positive or negative amount) (the “Adjustment Amount”) equal to the amount required such that the aggregate of the Preliminary Termination Payment and the Adjustment Amount (the “Adjusted Preliminary Termination Payment”) is an amount equal to the median of the Fairness termination Payment Range, and the Adjusted Preliminary Termination Payment shall be the Partial Termination Payment.

3.	Governing Agreement.

This Agreement shall be subject to and form a part of the ISDA Master Agreement between KFIL and WING dated as of November 29, 2007 (the “Master Agreement”).

4.	Representations and Warranties.

On the date of this Agreement each party makes to the other those representations and warranties set forth in Section 3(a) of the Master Agreement with references in such Section to “this Agreement” or “any Credit Support Document” being deemed references to this Agreement alone.

5.	Counterparts.

This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

6.	Amendments.

No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each party or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

7.	Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to the conflict of laws provisions thereof.

8.	Calculation Agent.

Citadel Limited Partnership.

Please confirm your agreement to the foregoing by signing below and returning it to us.

Very truly yours,

WINGATE CAPITAL LTD.
By: Citadel Limited Partnership, Portfolio Manger

/s/ CHRISTOPHER L. RAMSAY
Name:	CHRISTOPHER L. RAMSAY
Title:	Authorized Signatory

Confirmed as of the date first above written:

KENSINGTON FINANCIAL INVESTMENTS LTD.
By: Citadel Limited Partnership, Portfolio Manger

/s/ CHRISTOPHER L. RAMSAY
Name:	CHRISTOPHER L. RAMSAY
Title:	Authorized Signatory